SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              to

COMMISSION FILE NUMBER 000-50129

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HUDSON HIGHLAND GROUP, INC.

622 Third Avenue, New York, New York 10017

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

DECEMBER 31, 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Administrator of

Hudson Highland Group, Inc. 401(k) Savings Plan

New York, New York

We have audited the accompanying statement of net assets available for benefits of Hudson Highland Group, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the nine months then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in its net assets available for benefits for the nine months then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at the end of the year and schedule of delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the nine months ended December 31, 2003, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

New York, New York
June 24, 2004

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2003
Assets:
Mutual funds	$30,383,139
Common/Collective trusts	7,176,584
Monster Worldwide, Inc. common stock	4,986,633
Hudson Highland Group, Inc. common stock	524,657
Self-directed brokerage accounts	4,892,139

Investments, at fair value	47,963,152
Receivables:
Employer match receivable	1,057,953
Members’ contributions receivable	50,036
Member loan interest receivable	492
Employer profit sharing receivable	1,722
Dividend receivable	7,950

Total receivables	1,118,153
Member loans at contract value	579,249

Total assets	49,660,554
Liabilities:
Other liabilities	22,461

Net assets available for benefits	$49,638,093

The accompanying notes are an integral part of these financial statements.

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Nine Month Period Ended December 31, 2003

Additions

Investment income:
Interest and dividend income	$376,855
Net appreciation in fair value of investments	8,714,682

Total investment income	9,091,537

Contributions:
Members	3,454,782
Employer	1,041,780
Transfer of members’ TMP Worldwide, Inc. balances and other rollovers	42,916,636

Total contributions	47,413,198

Total additions	56,504,735

Deductions

Attributed to:
Benefits paid to members	6,802,447
Administrative expenses and other deductions, net	64,195

Total deductions	6,866,642

Net increase	49,638,093

Net assets available for benefits, beginning of period	0

Net assets available for benefits, end of period	$49,638,093

The accompanying notes are an integral part of these financial statements

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(amounts in whole dollars)

NOTE 1. DESCRIPTION OF THE PLAN

The following description of the Hudson Highland Group, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participating members (“members”) should refer to the Summary Plan Description (the “SPD”) for a more complete description of the Plan’s provisions. The Plan was adopted as of April 1, 2003 by the Board of Directors of Hudson Highland Group, Inc. (the “Company”) for the benefit of its eligible employees and the eligible employees of any other designated organization and its participating subsidiaries.

General

The Plan was established on the Effective Date immediately following the pro rata distribution of all of the outstanding shares of the Company’s common stock to the stockholders of TMP Worldwide Inc. (“TMP”). Effective on April 1, 2003, the Company became a separate publicly held corporation. Prior to this date, the Company had been a wholly-owned subsidiary of TMP. Effective May 1, 2003, TMP changed its name to Monster Worldwide, Inc. (“Monster”).

The Plan is a defined contribution plan available to U.S. employees of the Company and certain of its participating subsidiaries. All regular full-time and part-time employees, other than (1) union employees unless the collective bargaining agreement provides for eligibility in the Plan, (2) any nonresident alien with no U.S. source income, or (3) any “leased employee” as defined in Section 414(n) of the Code, are eligible to participate in the plan the 1st of the month following 3 months of service. Temporary employees, who work at least 1,000 hours in their first year of employment or any subsequent calendar year, are also eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Company is the Plan Administrator of the Plan. The Company has delegated the authority to administer the Plan on its behalf to an administrative committee (the “Committee”).

Plan Amendment Subsequent to December 31, 2003

As of January 1, 2004, the Company may make matching contributions at the end of each plan year to each member’s account in an amount equal to 50% of a member’s salary reduction contributions for the plan year, taking into account salary reduction contributions between 1% and 6% of a member’s eligible compensation. Under this formula, a member can receive a maximum matching contribution of 3% of eligible compensation.

Contributions

A member may elect to contribute up to 15% of annual compensation. A member who is a highly compensated employee may be limited to less than the 15% maximum contribution amount due to Internal Revenue Code (the “Code”) regulations. For 2003, the annual limit on before-tax contributions was $12,000.

The Company may make matching contributions in an amount equal to 100% of the member’s salary reduction contributions during the year up to a maximum of 2% of the member’s compensation. Company matching contributions can be made in the form of the Company’s stock or cash, at the discretion of the Company, but in either case are held and invested in shares of Company stock, unless otherwise determined by the Company. On March 17, 2004, the Company issued 46,038 shares of its common stock as its matching contribution. The maximum amount of shares, which may be issued pursuant to the plan, is 500,000 shares.

The Company may make profit sharing contributions in addition to the matching contributions in such amounts, if any, as may be determined by the Board of Directors, in its sole discretion. Any such amount will not be in excess of the maximum amount deductible by the Company for tax purposes.

NOTE 1. DESCRIPTION OF THE PLAN (continued)

Members’ Accounts

Each member’s account is credited with the elective contributions made by the member and employer matching and profit-sharing contributions for which that member is eligible. Except for employer matching contributions, which are invested in shares of Company stock, the participating members direct the investment of the contributions credited to their account into one or more of the investment funds, which have been made available to them. Each member’s account will be credited with its share of net investment earnings of the funds in which that account is invested. The member individually manages the self-directed brokerage accounts. The benefit to which a member is entitled is the amount that can be provided from the member’s vested account. The plan also accepts rollover contributions (i.e., amounts which can be rolled over into a tax qualified plan from another employer’s qualified plan).

Vesting

Members vest 40% after two years of service and an additional 20% every year thereafter until the fifth year of employment when they are 100% vested in the Company’s matching and profit-sharing contributions. If the employee was previously employed by Monster, vesting credit is given for employment during those periods. A member becomes fully vested in his or her Company contribution account upon disability, death, or upon reaching age 55. Members are always 100% vested in their own contributions and earnings thereon.

Member Loans

Members may borrow from their vested fund accounts a minimum amount of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000 minus the highest outstanding loan balance they had in the preceding 12 months. Loans must (a) bear a reasonable market rate of interest as determined by the Committee, (b) be for a term of no more than 5 years (10 years if the loan is for the purpose of purchasing a principal residence), (c) be adequately secured by the balances in the member’s accounts, (d) be repaid in level installments by payroll withholding, and (e) be subject to charges as imposed by the Committee. In the event a loan is not repaid, the Committee will cause the Trustee to deduct the total amount of the loan, with interest and other charges, from any payment or distribution. Any loan will be subject to any additional acceleration provisions as the Committee determines to be reasonable. A loan may be prepaid in full at any time. Partial prepayments are not permitted under the Plan.

Payments of Benefits

On termination of service due to death, disability, retirement or other reasons, a member or member’s beneficiary may elect to receive (1) a lump sum amount equal to the value of the member’s vested interest in his or her account, (2) subject to certain conditions, annual installments over a certain period as selected by the member which does not exceed the member’s life expectancy or the joint life expectancies of the member and the member’s beneficiary or (3) an annuity payable over the life of the member of the joint lives of the member and his or her spouse. Members may also elect to defer distributions subject to certain conditions.

Forfeitures

A member who is not 100% vested in his or her Company contributions and is terminated for reasons other than death or disability shall forfeit his or her non-vested Company contributions. Forfeited amounts maybe applied against reasonable Company expenses and any remaining balances may be used to reduce subsequent Company contributions. In the event the member is subsequently re-employed by the Company prior to incurring 5 consecutive one year breaks in service, such forfeited amount of the member’s Company contributions shall be restored to the member’s account. Forfeitures for the year ended December 31, 2003 were $15,806. During the year ended December 31, 2003, $3,182 of forfeitures were used to pay for Plan expenses.

NOTE 1. DESCRIPTION OF THE PLAN (continued)

Risks and Uncertainties

The Plan provides for various investment options comprised of stocks, bonds, fixed income securities and other investment securities. Certain investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in these risks in the near term could materially affect members’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Administrative Expenses

Transaction and investment manager fees for each fund are charged against the Plan’s assets and related rates of return. The Company pays trustee fees and other expenses of administering the Plan.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan were prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management and the plan trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment income and expenses during the reporting period. The most significant estimates relate to the valuation of investments. Actual results could differ from those estimates.

Investments

All of the funds contributed are held by the Plan’s Trust and are invested by the Trustee in investment funds in accordance with the members instructions. The investment funds available under the Plan are to be maintained by a bank, trust company, insurance company, mutual fund company or investment company. From time to time the Committee may designate additional investment funds, withdraw the designation of investment funds or change designated investment funds.

Investments are stated at fair value, which is determined by reference to quoted market prices, except for participant loans, which are stated at cost plus accrued interest, which approximates their fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The statement of changes in net assets available for benefits presents the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Benefits

Benefits are recorded when paid.

NOTE 3. FEDERAL INCOME TAX

The Plan is subject to the provisions of ERISA, as amended. The Plan has requested a determination letter from the Internal Revenue Service; however, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 4. PLAN TERMINATION

While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it may do so at any time subject to the provisions of ERISA, as amended, and the Code. If this were to occur, all members of the Plan would become fully vested in the amounts in their accounts.

NOTE 5. TRUSTEE AND CUSTODIAN

The funds of the Plan are maintained under a Trust with the Charles Schwab Trust Company, as Trustee. The duties and authority of the Trustee are defined in the related Trust Agreement.

The Custodian of the Plan is Charles Schwab Retirement Plan Services. The duties of the Custodian include administration of the trust fund (including income therefrom) at the direction of the Trustee, and the payment of benefits and loans to plan participants and the payment of expenses incurred by the Plan in accordance with instructions from the Plan Administrator and Trustee (with the option given to participants to individually direct the investment of their interest in the Plan). The Custodian is also responsible for the maintenance of the individual participant records and to render statements to the participants as to their interest in the Plan.

NOTE 6. INVESTMENTS

The following represent 5% or more of the net assets available for benefits as of December 31, 2003:

Schwab S&P 500 Investment Fund	$7,200,510
Schwab Stable Value Fund	$6,929,219
Third Avenue Value Shares	$5,770,970
Jenson Portfolio	$5,025,515
Monster Worldwide, Inc. common stock	$4,986,633
Oakmark Fund – Harris Associates Investment Trust	$3,814,486
American Century International Growth Fund	$3,528,191
PIMCO Total Return Fund Class D	$3,014,335

During the nine months ended December 31, 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$5,432,742
Common/Collective Trusts	212,936
Monster Worldwide, Inc. common stock	2,121,191
Hudson Highland Group, Inc. common stock	146,497
Self-directed brokerage accounts	801,316

Net appreciation in fair value of investments	$8,714,682

NOTE 7. OTHER MATTERS

During the Plan year ended December 31, 2003, employee withholdings totaling $8,355 were not remitted within the appropriate time period. This transaction constitutes a prohibited transaction as defined by ERISA. Management filed the appropriate tax filings with the Internal Revenue Service regarding this transaction.

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

As of December 31, 2003

EIN: 59-3547281                         Plan 001

(a)	(b)	( c )	(d)	(e)
	Identity of issuer or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Fair value
*	Schwab S&P 500 Investment Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	$7,200,510
	Third Avenue Value Shares	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	5,770,970
	Jenson Portfolio	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	5,025,515
	Oakmark Fund – Harris Associates Investment Trust	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	3,814,486
	American Century International Growth Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	3,528,191
	PIMCO Total Return Fund Class D	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	3,014,335
	Oakmark Equity Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	1,832,046
	AIM Mid Cap Core Equity Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	197,086

	Mutual funds			30,383,139
*	Schwab Stable Value Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	6,929,219
*	Schwab Managed Retirement 2020	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	130,762
*	Schwab Managed Retirement 2040	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	66,083
*	Schwab Managed Retirement 2010	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	29,655
*	Schwab Managed Retirement 2030	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	20,865

	Common/Collective Trusts			7,176,584
	Monster Worldwide, Inc. common stock	Common stock, par value $.001. There is no maturity date, rate of interest, collateral or maturity value.	**	4,986,633
*	Hudson Highland Group, Inc. common stock	Common stock, par value $.001. There is no maturity date, rate of interest, collateral or maturity value.	**	524,657

	Securities			5,511,290
	Self-directed brokerage accounts	Participant directed investment account. There is no maturity date, rate of interest, collateral, par or maturity value.	**	4,892,139

	Investments at fair value			$47,963,152

*	Member Loans	Interest rates ranging from 4.0% to 10.75%, maturing over 5 years	**	$579,249

*	A party-in-interest as defined by ERISA
**	Cost information is not required to be disclosed for participant directed transactions under an individual account plan.

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Year ended December 31, 2003

EIN: 59-3547281                    PLAN NO. 001

Participant Contributions Transferred Late to Plan During Year	Not Corrected	Corrected	Pending Correction	Total That Constitute Non-Exempt Prohibited Transactions

$8,355	$ —	$8,355	$ —	$8,355

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of Hudson Highland Group, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hudson Highland Group, Inc. 401(k) Savings Plan
(Name of Plan)

By:	/s/ Margaretta R. Noonan
Margaretta R. Noonan
Executive Vice President Global Human Resources
Hudson Highland Group, Inc.

Date: June 28, 2004

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
23.1	Consent of Independent Registered Public Accounting Firm